

Mail Stop 3030

October 28, 2009

VIA U.S. MAIL

Richard A. Sneider
Chief Financial Officer
Kopin Corporation
200 John Hancock Rd.
Taunton, Massachusetts 02780

>   **Re: Kopin Corporation**
>   **Form 10-K for the year ended December 27, 2008**
>   **Filed March 10, 2009**
>   **File No. 000-19882**

Dear Mr. Sneider:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief